Mail Stop 3-9

							April 13, 2005


Louis G. Lange, M.D., Ph.D.
Chief Executive Officer
CV Therapeutics, Inc.
3172 Porter Drive
Palo Alto, California 94304

Re:	CV Therapeutics, Inc.
	Post-effective Amendment No. 1 to
	Registration Statement on Form S-3
	File Number 333-118805

Dear Dr. Lange:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the identification of selling security holders and have the following comments.

Selling Securityholders, page 48

1. We note the footnote to the Selling Securityholders table indicating that sellers who are broker-dealers "may be" deemed to be underwriters. Please revise this footnote to state that such sellers
"are" underwriters. Additionally, revise the Plan of Distribution section such that it identifies the sellers who are broker-dealers and states they are underwriters.

2. We note that in footnote 5 to the Selling Securityholders table, you state you "will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments." Please be advised that you may not use a prospectus supplement to add selling securityholders to the registration statement unless the new seller is a transferee of a seller who was identified in the registration statement pre-effectively.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc: 	William Davisson, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, California 94025
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Louis G. Lange, M.D., Ph.D.
CV Therapeutics, Inc.
April 13, 2005
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